UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

MEDALLION FINANCIAL CORP.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

583928106

(CUSIP Number)

Geoffrey Neal

Kutak Rock LLP

124 West Capitol Avenue, Suite 2000

Little Rock, Arkansas 72201

(501) 975-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2020

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 583928106

1	NAME OF REPORTING PERSONS Key Colony Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,141,273
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,141,273
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,141,273
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 583928106

1	NAME OF REPORTING PERSON Key Colony Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,141,273
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,141,273
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,141,273
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 583928106

1	NAME OF REPORTING PERSONS Alex Lieblong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,141,273
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,141,273
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,141,273
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A

Explanatory Note: This Amendment No. 3 amends, as described below, the Schedule 13D filed with the Securities and Exchange Commission on June 6, 2018, as amended by Amendment No.1 thereto, filed March 6, 2019 and Amendment No. 2 thereto, filed on April 9, 2020 (as amended, the “Original Schedule 13D”), by Key Colony Fund L.P., a Delaware limited partnership (“Key Colony Fund”), Key Colony Management, LLC, an Arkansas limited liability company and the general partner of Key Colony Fund (“Key Colony Management”), and Alex R. Lieblong, a United States citizen, the managing member of Key Colony Management (each a “Reporting Person” and together the “Reporting Persons”). All terms not defined herein shall have the meanings set forth in the Original Schedule 13D.

The purpose of this Amendment No. 3 is to report the sale of certain shares of the Issuer’s Common Stock by the Reporting Persons. As a result of such sales, each of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer. As such, the filing of this Amendment No. 3 represents the final amendment to the Original Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 1.	Security and Issuer

There have been no material changes to the information previously reported in Item 1 of the Original Schedule 13D with respect to the Company or the Common Stock.

Item 2.	Identity and Background

There have been no material changes to the information previously reported in Item 2 of the Original Schedule 13D with respect to the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration

“Item 3. Source and Amount of Funds and Other Consideration” of the Original Schedule 13D is hereby amended and supplemented by adding the following:

Since the date of Amendment No. 2 to the Original Schedule 13D, the Reporting Persons disposed of 185,354 shares of the Common Stock.

Item 4.	Purpose of Transaction

There have been no material changes to the information previously reported in Item 4 of the Original Schedule 13D with respect to the purpose of the transaction.

Item 5.	Interest in Securities of the Issuer

The second sentence of the second paragraph of section (a) of “Item 5. Interest in Securities of the Issuer” of the Original Schedule 13D is hereby amended and restated as follows:

The Reporting Persons collectively own an aggregate of 1,141,273 shares of Common Stock.

The last sentence of section (b) of “Item 5. Interest in Securities of the Issuer” of the Original Schedule 13D is hereby amended and restated as follows:

All percentages set forth in this statement are based on 24,806,656 outstanding shares of Common Stock reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2020.

Section (c) of “Item 5. Interest in Securities of the Issuer” of the Original Schedule 13D is hereby amended and restated as follows:

(c) Transactions by the Reporting Persons in shares of Common Stock of the Issuer in the last sixty days are as follows:

Transaction Date	Shares Disposed	Shares Acquired	Price Per Share ($)	Description of Transaction
3/16/2020	2,800		3.2027	Open Market Sale
3/17/2020	27,000		3.2509	Open Market Sale
3/27/2020	4,000		2.0755	Open Market Sale
4/3/2020	5,3000		1.5645	Open Market Sale
4/6/2020	6,000		1.3300	Open Market Sale
4/7/2020	2,000		1.9501	Open Market Sale
4/8/2020	13,000		2.2937	Open Market Sale
4/13/2020	2,000		2.4900	Open Market Sale
4/14/2020	6,000		2.8731	Open Market Sale
4/20/2020	1,000		2.3100	Open Market Sale
4/21/2020	2,000		2.1799	Open Market Sale
4/22/2020	7,500		2.1399	Open Market Sale
4/23/2020	8,554		2.0983	Open Market Sale
4/24/2020	19,000		2.0661	Open Market Sale
4/27/2020	11,000		2.4292	Open Market Sale
4/28/2020	9,000		2.6956	Open Market Sale
4/29/2020	7,000		2.8200	Open Market Sale
5/4/2020	9,000		2.1969	Open Market Sale
5/5/2020	21,000		2.0929	Open Market Sale
5/6/2020	25,000		2.0203	Open Market Sale
5/7/2020	11,000		2.0939	Open Market Sale
5/8/2020	11,000		2.2072	Open Market Sale
5/12/2020	4,000		2.0604	Open Market Sale
5/13/2020	5,000		2.0001	Open Market Sale

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There have been no material changes to the information previously reported in Item 6 of the Original Schedule 13D.

Item 7.	Material to be Filed as Exhibits

There have been no material changes to the information previously reported in Item 7 of the Original Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 14, 2020

KEY COLONY FUND, L.P. By: Key Colony Management, LLC, its general partner

By:	/s/ Alex R. Lieblong
Name:	Alex R. Lieblong
Title:	Managing Member

KEY COLONY MANAGEMENT, LLC

By:	/s/ Alex R. Lieblong
Name:	Alex R. Lieblong
Title:	Managing Member

/s/ Alex R. Lieblong
Alex R. Lieblong